UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 20, 2019

Commission File Number: 001-09246

Barclays PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-223156) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Report comprises the following:

Exhibit No.		Description

1.1	—	Underwriting Agreement–Standard Provisions, dated as of May 9, 2018 (incorporated by reference to Exhibit 1.1 of the registrant’s Report of Foreign Issuer on Form 6-K (Film No. 18839430) filed with the Securities and Exchange Commission on May 16, 2018).

1.2	—	Pricing Agreement between Barclays PLC and Barclays Capital Inc., dated June 13, 2019 for the 5.088% Fixed-to-Floating Rate Subordinated Notes due 2030.

4.1	—	Dated Subordinated Debt Securities Indenture, dated as of May 9, 2017, between Barclays PLC and The Bank of New York Mellon, London Branch, as Trustee (incorporated by reference to Exhibit 4.1 of the registrant’s Report of Foreign Issuer on Form 6-K (Film No. 17826053) filed with the Securities and Exchange Commission on May 9, 2017).

4.2	—	First Supplemental Indenture to the Dated Subordinated Debt Securities Indenture, dated as of June 20, 2019, among Barclays PLC, The Bank of New York Mellon, London Branch, as Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Dated Subordinated Debt Security Registrar.

4.3	—	The form of Global Note for the 5.088% Fixed-to-Floating Rate Subordinated Notes due 2030 (incorporated by reference to Exhibit A to Exhibit 4.2 above).

5.1	—	Opinion of Cleary Gottlieb Steen & Hamilton, U.S. counsel to Barclays PLC, as to the validity of the 5.088% Fixed-to-Floating Rate Subordinated Notes due 2030.

5.2	—	Opinion of Clifford Chance LLP, English counsel to Barclays PLC, as to the validity of the 5.088% Fixed-to-Floating Rate Subordinated Notes due 2030.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: June 20, 2019	By:	/s/ Karen Rowe
	Name:	Karen Rowe
	Title:	Assistant Secretary